Exhibit 99.1

A2Z’s Cust2Mate Smart Cart Receives NMO Certification for On-Cart Scale Technology

A2Z Appoints New CFO

TEL AVIV, ISRAEL / March 15, 2022 / A2Z Smart Technologies Corp. (NASDAQ:AZ)(TSXV:AZ), today announced that its Cust2Mate Smart Cart Platform has received National Measurement Office (“NMO”) certification for its Legal For Trade (LFT) weighing system. The certification, which was issued by NMO in accordance with measuring instruments regulations, qualifies the Cust2Mate scale platform for use of all forms of worldwide weight measurements and currencies.

Rafael Yam, CEO of Cust2Mate, commented, “We are pleased to have received scale certification from NMO for our in-cart LFT weighing system. This certification qualifies our smart carts to conduct weight-to-cost conversion regardless of the currency or unit of weight, a capability that we believe is a competitive advantage as we launch the carts to international retailers.”

A2Z’s state-of-the-art all in one Smart Cart solution facilitates the customer’s journey by recognizing every purchased item and enabling an application marketplace, fruit and vegetables identification by computer vision, coupons and advertising and in-cart payment including e-wallet payment, so that shoppers can skip lines, while also allowing retail grocers to use targeting promotions and to efficiently manage and move inventory.

In addition, the Company wishes to announce the reappointment of Mr. Gadi Levin as CFO, effective March 15, 2022. The Company thanks Mr. Amir Benkel for his contribution to the Company. The Company and Mr. Benkel have no disagreements and the Company wishes him all the best in his new endeavors.

About Cust2Mate/A2Z Smart Technologies

A2Z Smart Technologies Corp. creates innovative solutions for complex challenges. A2Z’s flagship product is the world’s first proven-in-use mobile self-checkout shopping cart. With its user-friendly smart algorithm, touch screen, and computer-vision system, Cust2Mate streamlines the retail shopping experience by scanning purchased products and enabling in-cart payment so that customers can simply “pick & go”, and bypass long cashier checkout lines. This results in a more efficient shopping experience for customers, less unused shelf-space and manpower requirements, and advanced command and control capabilities for store managers.

About The National Measurement Office

The National Measurement Office (NMO) Certification Services Directorate operates as a notified body providing a range of conformity assessment activities, including EC type examination, under European Directive 2009/23/EC for non-automatic weighing instruments (NAWI) and European Directive 2004/22/EC for measuring instruments (MID).

NMO Certification Services is also responsible for the national type approval of certain instruments regulated by UK weights and measures legislation, is an issuing authority for certification of instruments conforming to certain International Organization of Legal Metrology (OIML) International Recommendations and is also an accredited certification body for ISO 9001 Quality Management Systems.

Contact Information

Investor Relations

John Nesbett/Jennifer Belodeau

IMS Investor Relations

203.972.9200

a2z@imsinvestorrelations.com